Mail Stop 4561

June 9, 2006

Daniel A. Gaudreau
Chief Financial Officer and
Senior Vice President
Actuate Corporation
701 Gateway Blvd
San Francisco, CA 94080

> **Re:** **Actuate Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2005**
> **Filed March 13, 2006**
> **Forms 8-K Filed January 31, 2006 and April 25, 2006**
> **File No. 000-24607**

Dear Mr. Gaudreau:

We have reviewed your response to our letter dated April 13, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 31, 2006 and April 25, 2006

1.   Please refer to comment 7 in our letter dated April 13, 2006. We have reviewed your response concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it's been presented. Consequently, we believe it should be removed.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406, Thomas Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief